ML California Municipal Series Trust
Series Number: 1
File Number: 811-4264
CIK Number: 765199
Merrill Lynch California Insured Municipal Bond Fund
For the Period Ending: 08/31/2003

Pursuant to Exemptive Order No. IC-15520 the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the year ended August 31, 2003.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

10/24/2002	$2,700	CAL HSG RESDL	1.81%	02/01/2033
11/26/2002	1,500	CAL HSG RESDL	1.08	02/01/2033
05/02/2003	2,100	CAL HSG RESDL	1.27	02/01/2033
05/20/2003	2,000	CAL HSG RESDL	1.14	02/01/2033
05/23/2003	2,300	CAL HSG RESDL	1.17	02/01/2033
05/28/2003	1,000	CAL HSG RESDL	1.22	02/01/2033
05/29/2003	2,200	CAL HSG RESDL	1.21	02/01/2033
06/05/2003	8,700	CAL HSG RESDL	0.70	02/01/2033
06/12/2003	1,600	CAL HSG RESDL	0.99	02/01/2033
06/20/2003	700	CAL HSG RESDL	1.10	02/01/2033